UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. **)*

ENTERPRISE GP HOLDINGS L.P.
(Name of Issuer)
Units
(Title of Class of Securities)
293716-10-6
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
April 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		108,919,199

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		108,919,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	108,919,199

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	78.2%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,162,804

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		25,162,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,162,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		79,101,585

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		79,101,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,101,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.8%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		591,066

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,988,744

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		591,066

WITH[1]	10	SHARED DISPOSITIVE POWER

		3,988,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,579,810

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON

	OO — estate
1 Numbers reported on this page exclude all Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,162,804

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		25,162,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,162,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,745,673

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,745,673

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,745,673

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		71,860,405

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		71,860,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,860,405

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.6%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,162,804

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		25,162,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,162,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,162,804

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		25,162,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,162,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		71,936,270

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		71,936,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,936,270

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.7%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		71,936,270

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		71,936,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,936,270

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.7%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		79,101,585

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		79,101,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,101,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.8%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer.
     This Schedule 13D relates to the units representing limited partner interests (the “Units”) in Enterprise GP Holdings L.P., a Delaware limited partnership (the “Issuer” or “EPE”), whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     This Schedule 13D represents (i) Amendment No. 7 to the Schedule 13D originally filed by certain reporting persons with the Commission on September 9, 2005, as amended by Amendment No. 1 thereto, filed February 15, 2007, Amendment No. 2 thereto, filed May 18, 2007, Amendment No. 3 thereto, filed on February 29, 2008, Amendment No. 4 thereto, filed February 5, 2009, Amendment No. 5 thereto, filed April 29, 2009 and Amendment No. 6 thereto, filed July 1, 2009 (the “Original Schedule 13D”), and (ii) Amendment No. 1 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010 (the “Duncan Trustee 13D”). This Schedule 13D is also being filed initially by the Estate of Dan L. Duncan, the independent co-executors of which were appointed on April 27, 2010, as successor of Dan L. Duncan and as a group member (no longer a 5% beneficial owner separately).
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
     This Schedule 13D is being filed by (i) Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”); (ii) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”); (iii) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); (iv) the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”); (v) Dan Duncan LLC, a Texas limited liability company (“DD LLC”), (vi) DD Securities LLC, a Texas limited liability company (“DD Securities”), (vii) Duncan Family Interests, Inc., a Delaware corporation (“DFI”), (viii) DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), (ix) DFI GP Holdings L.P., a Delaware limited partnership (“DFI GP Holdings”), (x) EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), (xi) EPCO/Fantome, LLC, a Delaware limited liability company (“Fantome”), and (xii) Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DD LLC, DD Securities, DFI, DFI Holdings, DFI GP Holdings, EPCO Holdings and Fantome, the “Reporting Persons”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of EPCO. The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record of ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. Each of the DD LLC Trustees is also currently a director of EPE Holdings, LLC, the general partner of the Issuer (“EPE Holdings” or the “General Partner”). The DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the President and Chief Executive Officer of EPE Holdings. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently the Executive Vice President and Chief Legal Officer of Enterprise Products GP, LLC (the general partner of Enterprise Products Partners L.P.). Mr. Bachmann is also currently Chief Executive Officer, President, Chief Legal Officer and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC. Mr. Bachmann is a U.S. citizen.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in the General Partner. The General Partner’s principal business address and principal office is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in (i) the General Partner, (ii) the Issuer, (iii) DFI Holdings and (iv) other personal investments of Dan Duncan now owned economically by the Estate. DD LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner. In addition, EPCO provides employees and management and administrative services to certain other affiliate entities, including Enterprise Products Partners L.P., a publicly traded Delaware limited partnership (“EPD”), and its general partner, and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Fantome is a wholly owned subsidiary of EPCO. Fantome has no independent operations, and its principal function is to act as a financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to directly and indirectly hold EPCO Holdings’ equity interests in (i) the Issuer, (ii) EPD and (iii) DFI GP Holdings. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings, Fantome and DFI, and the managers and executive officers of DD LLC and DD Securities (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings, which is managed by its sole member, DD LLC.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Original Schedule 13D is hereby amended to add each of the following paragraphs, and Item 3 of the Duncan Trustee 13D is hereby amended to add the final paragraph below:
     Upon the passing of Dan L. Duncan on March 29, 2010, voting control of the sole membership interest in DD LLC was transferred to the DD LLC Trustees pursuant to the DD Trust Agreement among DD LLC, Dan L. Duncan, as member, and Dan L. Duncan, as initial sole voting trustee.
     Upon the passing of Dan L. Duncan on March 29, 2010, voting control of a majority of Dan L. Duncan’s Class A Common Stock of EPCO was transferred to the EPCO Trustees pursuant to the EPCO Trust Agreement among EPCO, Dan L. Duncan as a shareholder, and Dan L. Duncan as the voting trustee.
     The Estate acquired beneficial ownership of certain Units without consideration in connection with the death of Mr. Duncan. The Executors were appointed on April 27, 2010.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs, and Item 4 of the Duncan Trustee 13D is hereby amended to add the penultimate paragraph below:
     Since the Original Schedule 13D, Dan L. Duncan acquired Units in the following transactions; (i) On March 12, 2010, Mr. Duncan acquired 7,026 Units at a weighted average purchase price of $44.21, (ii) On March 15, 2010, Mr. Duncan acquired 30,000 Units at a weighted average purchase price of $44.24, (iii) On March 16, 2010, Mr. Duncan acquired 20,300 Units at a weighted average purchase price of $44.68, (iv) On March 17, 2010, Mr. Duncan acquired 19,100 Units at a weighted average purchase price of $44.66, (v) On March 18, 2010, Mr. Duncan acquired 20,000 Units at a weighted average purchase price of $44.62, and (vi) On March 19, 2010, Mr. Duncan acquired 1,840 Units at a weighted average purchase price of $44.783. These transactions increased the aggregate total Units held personally by Mr. Duncan to 591,066 Units.
     As disclosed in Item 3, the DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification.

     The EPCO Trustees collectively obtained record ownership of a majority of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification.
     The Executors were appointed on April 27, 2010, and collectively on behalf of the Estate obtained beneficial ownership of the Units held by DD Securities and other Units that passed directly to the Estate as a result of the death of Mr. Duncan. In connection with the passing of Mr. Duncan, shared power to direct the voting and disposition of the Units held by the Duncan Family 2000 Trust, which owns 243,071 Units also passed to the Shareholder(s) of EPCO owning more than 50% of the Class A Common Stock, by virtue of such Shareholder(s)’ powers under this trust agreement to remove the current trustees of the trust. For purposes of this report, both the Estate and the EPCO Trustees are deemed to have shared power to direct the voting and disposition of the Units held by this trust.
     Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.
Item 5. Interests in Securities of the Issuer
     Item 5 of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
     (a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 108,919,199 Units, representing approximately 78.2% of the outstanding Units, including Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC or as one of the three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over the 108,919,199 Units consisting of (i) the 25,162,804 Units beneficially owned by DD LLC, (ii) the 79,101,585 Units beneficially owned by EPCO, (iii) 75,000 Units owned directly by Alkek and Williams, Ltd., an affiliate of Ms. Williams, and (iv) the 4,579,810 Units beneficially owned by the Estate. Ms. Williams disclaims beneficial ownership of the Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Units.
     As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 25,162,804 Units beneficially owned by DD LLC, representing approximately 18.1% of the outstanding Units. DD LLC is the sole member of DFI Holdings, which is the general partner of DFI GP Holdings , which owns directly 25,162,804 Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.
     As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 79,101,585 Units beneficially owned by EPCO, representing approximately 56.8% of the outstanding Units. The Units beneficially owned by EPCO include: (i) 71,860,405 Units directly owned by DFI; (ii) 75,865 Units directly owned by EPCO Holdings, Inc. (“EPCO Holdings”); (iii) 1,821,428 Units directly owned by EPE Unit L.P.; (iv) 40,725 Units directly owned by EPE Unit II L.P.; (v) 4,421,326 Units directly owned by EPE Unit III L.P.; and (vi) 881,836 Units directly owned by Enterprise Unit L.P. EPCO Holdings is a wholly owned subsidiary of EPCO. DFI is a wholly owned subsidiary of EPCO Holdings. EPCO is the general partner of each of EPE Unit L.P., EPE Unit II, L.P., EPE Unit III L.P. and Enterprise Unit L.P., and EPCO Holdings or DFI owns the sole Class A limited partnership interest in each of these limited partnerships. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.
     As set forth herein, the Executors on behalf of the Estate collectively have shared voting and dispositive power over the 4,579,810 Units beneficially owned by the Estate, representing approximately 3.3% of the outstanding Units. These Units consist of (i) 591,066 Units owned directly by the Estate, (ii) 3,745,673 Units owned directly by DD Securities and (iii) the 243,071 Units owned directly by the Duncan Family 2000 Trust.

     DD LLC is the sole member of DFI Holdings, which is the general partner of DFI GP Holdings, which owns directly 25,162,804 Units representing 18.1% of the outstanding Units. The Estate is the sole member of DD LLC and record ownership of the interests of DD LLC is collectively held by the DD LLC Trustees. Therefore, the Estate, the DD LLC Trustees and DD LLC each have an indirect beneficial ownership interest in the 25,162,804 Units held indirectly by DD LLC. As set forth herein, the Executors, the DD LLC Trustees and DD LLC have shared voting and dispositive power over the 25,162,804 Units beneficially owned by DD LLC.
     DD Securities holds directly 3,745,673 Units. The Estate is the sole member of DD Securities. Therefore, the Executors on behalf of the Estate, collectively have an indirect beneficial ownership interest in the 3,745,673 Units. As set forth herein, the Executors and DD Securities have shared voting and dispositive power over the 3,745,673 Units held by DD Securities.
     DFI holds directly 71,860,405 Units. The aggregate Units beneficially owned directly by DFI represent approximately 51.6% of the outstanding Units of the Issuer. DFI is a wholly owned subsidiary of EPCO Holdings, EPCO Holdings is a wholly owned subsidiary of Fantome, and Fantome is a wholly owned subsidiary of EPCO. Therefore, EPCO, the EPCO Trustees, EPCO Holdings and Fantome each have an indirect beneficial ownership interest in 71,860,405 Units held by DFI. As set forth herein, DFI, EPCO, the EPCO Trustees, EPCO Holdings and Fantome have shared voting and dispositive power over the 71,860,405 Units owned directly by DFI.
     EPCO is the general partner of four partnerships formed for the purpose of providing incentive compensation to certain of EPCO’s employees (the “Employee Partnerships”) and therefore the EPCO Trustees collectively have voting and dispositive power over the 7,165,315 Units held by the Employee Partnerships, representing approximately 5.2% of the outstanding Units. Therefore, EPCO and the EPCO Trustees have an indirect beneficial ownership interest in the 7,165,315 Units held by the Employee Partnerships. As set forth herein, the EPCO Trustees collectively have shared voting and dispositive power over the 7,165,315 Units held by the Employee Partnerships.
     The aforementioned ownership amounts of Units by the Reporting Persons are as of May 4, 2010, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 139,194,631 Units outstanding as reported by the Issuer.
     (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of each of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended and restated to read in its entirety as follows:
     The 71,860,405 Units beneficially owned by EPCO Holdings are currently pledged to the lenders under a Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, and the lenders and other parties thereto (the “EPCO Holdings Facility”). The Second Amended and Restated EPCO Holdings Facility contains customary and other events of default. Upon an event of default under the EPCO Holdings Facility, a change in control of the Issuer could result.
     The information set forth under Items 3, 4 and 5, and the agreement set forth as Exhibit 99.19, are incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.
Item 7 of each of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended and restated to read in its entirety as follows:

99.1	Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on September 1, 2005).

99.2	First Amendment to First Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of May 7, 2007 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on May 10, 2007).

99.3	Second Amendment to First Amended and Restated Partnership Agreement of Enterprise GP Holdings L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed on January 3, 2008).

99.4	Third Amendment to First Amended and Restated Partnership Agreement of Enterprise GP Holdings L.P. dated as of November 6, 2008. (incorporated by reference to Exhibit 3.4 to Form 10-Q filed on November 10, 2008).

99.5	EPE Unit L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on September 1, 2005).

99.6	First Amendment to EPE Unit L.P. Agreement of Limited Partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).

99.7	Second Amendment to EPE Unit L.P. Agreement of Limited Partnership dated July 1, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.8	Third Amendment to EPE Unit L.P. Agreement of Limited Partnership dated December 2, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on December 2, 2009).

99.9	EPE Unit II, L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Enterprise Products Partners L.P. on February 28, 2007).

99.10	First Amendment to EPE Unit II, L.P. Agreement of Limited Partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).

99.11	Second Amendment to EPE Unit II, L.P. Agreement of limited partnership dated July 1, 2008 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.12	Third Amendment to EPE Unit II, L.P. Agreement of Limited Partnership dated December 2, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on December 2, 2009).

99.13	EPE Unit III, L.P. Agreement of Limited Partnership dated May 7, 2007 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on May 10, 2007).

99.14	First Amendment to EPE Unit III, L.P. Agreement of Limited Partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).

99.15	Second Amendment to EPE Unit III, L.P. Agreement of Limited Partnership dated July 1, 2008 (incorporated by reference to Exhibit 10.3 to the Current Report Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.16	Third Amendment to EPE Unit III, L.P. Agreement of Limited Partnership dated December 2, 2009 (incorporated by reference to Exhibit 10.3 to the Current Report Form 8-K filed by Enterprise GP Holdings L.P. on December 2, 2009).

99.17	Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on February 26, 2008).

99.18	First Amendment to Agreement of Limited Partnership of Enterprise Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on December 2, 2009).

99.19	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons)

99.20*	Joint Filing Agreement among the Reporting Persons dated May 18, 2010.

*	Filed herewith

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2010		RANDA DUNCAN WILLIAMS
	By:	/s/ Randa Duncan Williams

Dated: May 18, 2010		The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement
	By:	/s/ Randa Duncan Williams
Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann
Richard H. Bachmann
Trustee

Dated: May 18, 2010		The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement
	By:	/s/ Randa Duncan Williams
Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann
Richard H. Bachmann
Trustee

Enterprise GP Holdings LP Schedule 13D Signature Page

Dated: May 18, 2010	The ESTATE of DAN L. DUNCAN
	By:	/s/ Randa Duncan Williams
Randa Duncan Williams
Independent Co-Executor

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Independent Co-Executor

/s/ Richard H. Bachmann
Richard H. Bachmann
Independent Co-Executor

Dated: May 18, 2010	DAN DUNCAN LLC
	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Dated: May 18, 2010	DD SECURITIES LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer and Treasurer

Dated: May 18, 2010	DUNCAN FAMILY INTERESTS, INC.
	By:	/s/ Darryl E. Smith
Darryl E. Smith
Treasurer

Dated: May 18, 2010	DFI HOLDINGS, LLC
	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Enterprise GP Holdings LP Schedule 13D Signature Page

Dated: May 18, 2010	DFI GP HOLDINGS L.P.
	By:	DFI HOLDINGS, LLC, its general partner

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Dated: May 18, 2010	EPCO HOLDINGS, INC.
	By:	/s/ W. Randall Fowler
W. Randall Fowler
President and Chief Executive Officer

Dated: May 18, 2010	EPCO/FANTOME, LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
President and Chief Executive Officer

Dated: May 18, 2010	ENTERPRISE PRODUCTS COMPANY
	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
President and Chief Executive Officer

Enterprise GP Holdings LP Schedule 13D Signature Page

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY
     Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director;

Co-Chairman of EPCO Holdings, Inc, and Director of EPE Holdings, LLC

Richard H. Bachmann	Chief Executive Officer, President, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Ralph S. Cunningham	Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Director of Enterprise Products GP, LLC; President, Chief Executive Officer and Director of EPE Holdings, LLC

Michael A. Creel	Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Director of Enterprise Products GP, LLC

W. Randall Fowler	Chief Financial Officer and Director;

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Appendix A - 1

Name	Position with EPCO, Other Present Principal Occupation

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC

Patricia A. Totten	Vice President, General Counsel and Secretary

Appendix A - 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC; Chairman and Director of EPCO;

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Executive Officer, President, Chief Legal Officer and Director of EPCO; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Director of EPCO; President, Chief Executive Officer and Director of Enterprise Products GP, LLC;

W. Randall Fowler	President, Chief Executive Officer and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO;

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO.

Appendix A - 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation
Randa Duncan Williams	Co-Chairman;

Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Chief Executive Officer, President, Chief Legal Officer, and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Director of EPCO, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

W. Randall Fowler	President, Chief Executive Officer, and Director;

Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Appendix A - 4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI, Other Present Principal Occupation

Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Kari L. Johnson	Secretary;

Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Entity Services, LLC

Appendix A - 5

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings; Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC; President, Chief Executive Officer and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO; President, Chief Executive Officer and Director of EPCO Holdings;

Appendix A - 6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products GP, LLC; President, Chief Executive Officer and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO and President, Chief Executive Officer and Director of EPCO Holdings;

Appendix A - 7

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS, LLC
     DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly-owned subsidiary of DD LLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A - 8